

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Roman Franklin
Chief Executive Officer
Simplicity Esports and Gaming Company
7000 W. Palmetto Park Rd., Suite 505
Boca Raton, FL 33433

  Re: Simplicity Esports and Gaming Company
    Registration Statement on Form S-1
    Filed April 28, 2021
    File No. 333-255584

Dear Mr. Franklin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Donald Field at 202-551-3680 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services